FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated November 1, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B

Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INTERIM REPORT FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

BUSINESS ACTIVITIES

The volume of new export credits is higher than in many years and includes several large credits, e.g., a credit related to Volvo’s delivery of busses to Chile. The total volume of SEK’s new lending is also increasing, related to the private sector and the financial sector, as well as to infrastructure investments by Swedish and Finnish municipalities, even though at lower margins than previously. This has led to a substantial increase in volumes of credits outstanding and credits committed though not yet disbursed (see below). The market continues to be characterized by considerable liquidity and strong price competition. Demand for new credits, including syndicated credits, from the corporate sector in the capital markets was weak except for some extensions and refinancing transactions. Given this situation, SEK is holding its position well.

SEK’s total volume of new customer financial transactions during the nine-month period of 2005 amounted to Skr 35.1 billion (17.1). New transactions included several bilateral loans to Nordic financial institutions and to municipalities in Sweden, Finland and the Baltic states.

New customer financial transactions:

	January-	January-
(Skr billion)	September, 2005	September, 2004
Export credits	8.2	2.9
Infrastructure credits	8.2	4.2
Other direct lending	14.1	6.3
Syndicated customer transactions	4.6	3.7
Total	35.1	17.1

The aggregate amount of outstanding offers for new credits totaled Skr 35.9 billion at period-end (y-e: 39.1).

The total amount of credits outstanding and credits committed though not yet disbursed increased during the period to Skr 90.0 billion at period-end (y-e: 73.4), of which Skr 72.5 billion (y-e: 57.9) represented credits outstanding.

SEK has expanded its financial consulting services through an acquisition, which has given SEK a strengthened strategic position within the segment.

Borrowings

SEK has shown high activity in the capital markets in 2005. During the period, the volume of new long-term borrowings, meaning borrowings with original maturities exceeding one year, amounted to the equivalent of Skr 46.8 billion (26.6) or USD 6.4 billion (3.6), which is the highest volume ever for a nine-month period.

During the nine-month period two global benchmark transactions have been made. Among other transactions SEK issued public plain vanilla retail bonds in Icelandic Krona and Mexican Pesos, and made a four-year issue on the European retail market denominated in USD as well as a large number of structured transactions. SEK’s borrowing operations continues to stand on a stable and well-diversified foundation.

INCOME STATEMENT

Return on Equity

Return on equity was 14.7 percent (20.1) before taxes, and 10.6 percent (14.5) after taxes, respectively.

Results

Operating profit amounted to Skr 373.6 million (445.5).

Net interest earnings totaled Skr 563.5 million (611.8). The decrease in net interest earnings was due to a decline in earnings from the investment portfolio (see below).

The contribution to net interest earnings from debt-financed assets increased to Skr 422.8 million (419.3). Lower margins on debt-financed assets were offset by higher volumes. The average volume of debt-financed assets totaled Skr 161.8 billion (137.6), and the average margin of such volume was 0.35 percent p.a. (0.41). The decrease in average margin was due to high volumes of credit granted to the financial and public sector with relatively lower margins than in the corporate sector. (See also “Business Activities” above.)

The contribution to net interest earnings from the investment portfolio, which represents the investment of SEK’s equity, decreased substantially to Skr 140.7 million (192.5). The decline was due to a significantly lower average yield on the portfolio, in which some long-term, fixed-rate assets with high interest rates have matured and been reinvested at substantially lower interest rates.

Administrative expenses totaled Skr 175.3 million (166.8), not including any incurred costs related to the general incentive system (11.5). The increase in administrative expenses was due mainly to costs related to compliance with new and pending regulations regarding capital adequacy, financial reporting, and corporate governance. Additional costs for these matters are also included in commissions incurred.

No credit losses were incurred.

SEK is preparing its implementation of international accounting rules on January 1, 2007.  (See Notes for further details.)

BALANCE SHEET

Total Assets and Liquidity

SEK’s total assets at period-end increased to Skr 205.4 billion (y-e: 162.1). The increase was due to high volumes of new transactions but also to currency exchange effects related to a weaker Swedish krona.

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. This means that SEK has funded all its outstanding commitments through maturity.

There were no major shifts in the breakdown of SEK’s counterparty risk exposures. Of the total risk exposures, 69 percent (y-e: 70) were against banks, mortgage institutions and other financial institutions; 16 percent (y-e: 15) were against highly rated OECD states; 8 percent (y-e: 9) were against corporations; and 7 percent (y-e: 6) were against local and regional authorities.

Capital Adequacy

SEK’s capital adequacy ratio is well above the minimum required by law. At period-end, SEK’s adjusted total capital adequacy ratio was 17.0 percent (y-e: 17.9), of which 10.9 percent (y-e: 11.9) represented adjusted Tier-1 ratio. When calculating the adjusted capital adequacy ratios, SEK’s guarantee capital of Skr 600 million is included in the Tier-1 capital base, in addition to the regulatory capital base. The regulatory total capital adequacy ratio (which does not take into account the guarantee capital) was 15.6 percent at period-end (y-e: 16.3), of which 9.5 percent (y-e: 10.2) represented Tier-1 ratio. The primary reason for the lower ratios is the increased level of assets with a 20 percent riskweight.

SEK is wholly-owned by the Kingdom of Sweden. SEK’s objective is to engage in financing activities and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. Credits are granted at fixed or floating interest rates. SEK funds its activities primarily by issues in the international capital markets. SEK’s balance sheet and assets are of high quality. SEK’s long-term debt rating is AA+ from Standard & Poor’s and Aa1 from Moody’s.

FINANCIAL HIGHLIGHTS

	September 30,	September 30,	September 30,	December 31,
(Amounts (other than %) in mn)	2005	2005	2004	2004
(* 1 USD = 7.7800 Skr)	USD*	Skr	Skr	Skr
Earnings

Operating profit	48	373.6	445.5	611.8
Net profit for the period	33	260.4	320.4	439.6
Pre-tax return on equity, %	14.7%	14.7%	20.1%	20.7%
After-tax return on equity, %	10.6%	10.6%	14.5%	14.9%

Customer operations
Total customer financial transactions	4,508	35,071	17,124	27,521
of which offers for new credits accepted by borrowers	3,919	30,493	13,453	22,748
Credits, outstanding and undisbursed	11,565	89,976	72,789	73,384

Borrowing operations
New long-term borrowings	6,388	46,787	26,556	38,803
Outstanding senior debt	23,924	186,127	140,371	141,131
Outstanding subordinated debt	410	3,190	3,028	2,765

Total assets	26,401	205,397	165,862	162,066

Capital
Capital adequacy ratio, %	15.6%	15.6%	16.5%	16.3%
Adjusted capital adequacy ratio, %	17.0%	17.0%	18.0%	17.9%

The definitions of the Financial Highlights are included in SEK’s 2004 Annual Report (Note 33).

Customer financial transactions refer to new accepted credits and syndicated customer transactions.

INCOME STATEMENTS

	January-September, 2005		January-September, 2004		January-December, 2004
SEK (exclusive of the S-system)	Consolidated	Parent	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company	Group	Company
Interest revenues	4,510.8	4,513.0	3,735.0	3,737.2	5,055.4	5,058.2
Interest expenses	(3,947.3)	(3,947.6)	(3,123.2)	(3,123.3)	(4,253.7)	(4,253.9)
Net interest revenues	563.5	565.4	611.8	613.9	801.7	804.3
Commissions earned	9.6	3.6	12.2	5.2	15.9	6.9
Commissions incurred	(22.9)	(22.7)	(13.2)	(13.2)	(17.2)	(17.3)
Remuneration from the S-system	17.3	17.3	14.5	14.5	17.9	17.9
Net results of financial transactions	4.2	4.1	5.5	5.5	5.3	5.4
Other operating income	0.4	2.3	1.1	1.0	0.3	1.4
Administrative expenses	(175.3)	(169.6)	(166.8)	(165.5)	(230.3)	(227.4)
Depreciations of non-financial assets	(22.7)	(21.0)	(19.0)	(17.4)	(26.4)	(24.2)
Other operating expenses	(0.5)	0.0	(0.6)	(0.1)	(0.7)	(0.1)
Recovered credit loss	—	—	—	—	45.3	45.3
Operating profit	373.6	379.4	445.5	443.9	611.8	612.2

Changes in untaxed reserves	n.a.	0.0	n.a.	0.0	n.a.	9.9
Taxes (Note 1)	(113.2)	(114.2)	(125.1)	(124.3)	(172.2)	(174.5)
Net profit for the period	260.4	265.2	320.4	319.6	439.6	447.6

Earnings per share, Skr (Note 5)	263		324		444

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr mn)	January-September, 2005	January-September, 2004	January-December, 2004
Interest revenues	267.2	292.9	384.1
Interest expenses	(229.4)	(262.1)	(350.2)
Net interest revenues	37.8	30.8	33.9
Remuneration to SEK	(17.3)	(14.5)	(17.9)
Foreign exchange effects	(3.2)	1.1	2.9

Reimbursement from (+) / to (-) the State	(17.3)	(17.4)	(18.9)
Net	0.0	0.0	0.0

Quarterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system)	July-	April-	January-	October-
Consolidated Group (Skr mn)	September, 2005	June, 2005	March, 2005	December, 2004
Interest revenues	1,598.8	1,518.4	1,393.6	1,320.4
Interest expenses	(1,404.5)	(1,332.6)	(1,210.2)	(1,130.5)
Net interest revenues	194.3	185.8	183.4	189.9

Operating revenues	10.9	5.2	15.4	51.4
Operating expenses	(69.9)	(78.3)	(73.2)	(75.0)
Operating profit	135.3	112.7	125.6	166.3

Taxes	(40.7)	(34.5	(38.0)	(47.1)
Net profit for the period	94.6	78.2	87.6	119.2

BALANCE SHEETS

	September 30, 2005			December 31, 2004
	Consolidated	Parent	Of which	Consolidated	Parent	Of which
(Skr mn)	Group	Company	S-system	Group	Company	S-system
ASSETS

Cash in hand	0.0	0.0	—	0.0	0.0	—
Treasuries/government bonds	1,887.4	1,887.4	—	2,709.3	2,709.3	59.7
Of which current assets	(1,595.9)	(1,595.9)	—	(2,436.4)	(2,436.4)	(59.7)
Of which fixed assets	(291.5)	(291.5)	—	(272.9)	(272.9)	—
Credits to credit institutions (Note 3)	18,208.2	18,207.4	3,890.3	12,773.9	12,771.2	3,196.5
Credits to the public (Note 3)	28,236.8	28,238.8	5,047.8	19,948.4	19,948.4	3,551.0
Other interest-bearing securities	139,501.2	139,501.2	—	115,279.2	115,279.2	—
Of which current assets	(102,276.4)	(102,276.4)	—	(84,150.1)	(84,150.1)	—
Of which fixed assets	(37,224.8)	(37,224.8)	—	(31,129.1)	(31,129.1)	—
Of which credits (Note 2)	(37,203.8)	(37,203.8)	—	(31,106.2)	(31,106.2)	—
Shares in subsidiaries	n.a.	118.6	—	n.a.	118.5	—
Non-financial assets	198.2	83.9	—	215.7	101.8	—
Other assets	13,248.8	13,327.9	89.2	7,676.7	7,752.7	0.9
Prepaid expenses and accrued revenues	4,116.5	4,115.5	114.1	3,463.0	3,462.9	104.1
Total assets (Note 4)	205,397.1	205,480.7	9,141.4	162,066.2	162,144.0	6,912.2

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS’ FUNDS

Borrowing from credit institutions	2,210.5	2,220.5	1.6	700.9	710.9	1.5
Borrowing from the public	80.7	85.6	—	81.1	86.0	—
Senior securities issued	183,836.1	183,836.1	270.7	140,348.6	140,348.6	524.7
Other liabilities	8,024.4	8,065.5	176.5	11,177.6	11,218.5	103.8
Lending/(borrowing) between SEK and the S-system	—	—	8,527.3	—	—	6,170.9
Accrued expenses and prepaid revenues	4,012.0	4,010.3	165.3	3,210.1	3,207.6	111.3
Allocations	391.3	17.4	—	391.4	17.6	—
Subordinated securities issued	3,190.0	3,190.0	—	2,764.7	2,764.7	—

Total liabilities and allocations	201,745.0	201,425.4	9,141.4	158,674.4	158,353.9	6,912.2

Untaxed reserves	n.a.	1,334.6	—	n.a.	1,334.6	—

Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,174.1	212.6	—	1,170.8	209.4	—
Total non-distributable capital	2,164.1	1,202.6	—	2,160.8	1,199.4	—
Profit carried forward	1,227.6	1,252.9	—	791.4	808.5	—
Net profit for the period	260.4	265.2	—	439.6	447.6	—
Total distributable capital	1,488.0	1,518.1	—	1,231.0	1,256.1	—
Total shareholders’ funds	3,652.1	2,720.7	—	3,391.8	2,455.5	—
Total liabilities, allocations and shareholders’ funds	205,397.1	205,480.7	9,141.4	162,066.2	162,144.0	6,912.2

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities
Subject to lending	104.6	104.6	—	98.5	98.5	—

CONTINGENT LIABILITIES	None	None	None	None	None	None

COMMITMENTS
Committed undisbursed credits	18,370.7	18,370.7	10,899.8	16,352.6	16,352.6	10,225.6

Specification of Change in Shareholders’ Funds

Consolidated Group

(Skr mn)	January-September, 2005	January-December, 2004
Opening balance of shareholders’ funds	3,391.8	2,952.2
Dividend paid	—	—
Net profit for the period	260.4	439.6
Closing balance of shareholders’ funds	3,652.2	3,391.8

STATEMENTS OF CASH FLOWS, SUMMARY

	January-September, 2005		January-September, 2004
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company

Net cash used in (-)/provided by (+) operating activities	(45,416.9)	(45,418.8)	(7,803.7)	(7,803.7)
Net cash used in (-)/provided by (+) investing activities	(5.2)	(3.3)	(29.2)	(29.2)
Net cash used in (-)/provided by (+) financing activities	45,422.1	45,422.1	7,832.9	7,832.9
Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

Capital Base and Required Capital

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines.  However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK’s guarantee capital of Skr 600 million in addition to the regulatory approved capital base.

(Amounts in Skr mn)

I. Capital requirement

	Consolidated Group						Parent Company
	September 30, 2005			December 31, 2004			September 30, 2005			December 31, 2004
		Weighted	Required		Weighted	Required		Weighted	Required		Weighted	Required
	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital
On-balance sheet items	205,397	40,836	3,267	162,066	34,385	2,751	205,481	40,919	3,274	162,144	34,466	2,757
Off-balance sheet items	17,264	2,662	213	17,273	2,891	232	17,264	2,662	213	17,273	2,891	232
Other exposures	n.a.	28	2	e.t.	36	3	n.a.	28	2	e.t.	36	3
Total	222,661	43,526	3,482	179,339	37,312	2,986	222,745	43,609	3,489	179,417	37,393	2,992

Breakdown by category:
A. Riskweight 0%	62,252	—	—	46,327	—	—	62,252	—	—	46,327	—	—
B1. Riskweight 10%	5,196	520	42	4,183	418	33	5,196	520	42	4,183	418	33
B2. Riskweight 20%	115,617	23,123	1,849	96,291	19,258	1,541	115,618	23,123	1,849	96,288	19,258	1,541
C. Riskweight 50%	841	420	34	816	408	33	841	420	34	816	408	33
D. Riskweight 100%	15,443	15,443	1,235	14,470	14,470	1,158	15,526	15,526	1,242	14,551	14,551	1,164
E. Market exposures	23,312	4,020	322	17,252	2,758	221	23,312	4,020	322	17,252	2,758	221
Total	222,661	43,526	3,482	179,339	37,312	2,986	222,745	43,609	3,489	179,417	37,393	2,992

II. Capital base (A)

	Consolidated Group		Parent Company
	9/2005	12/2004	9/2005	12/2004
Tier-1 capital	4,138	3,823	4,172	3,852
Tier-2 capital	2,642	2,256	2,638	2,252
Of which:
Upper Tier-2	2,175	1,806	2,171	1,802
Lower Tier-2	467	450	467	450
Total	6,780	6,079	6,810	6,104

Adjusted Tier-1 capital	4,738	4,423	4,772	4,452
Adjusted Total	7,380	6,679	7,410	6,704

III. Capital Adequacy Ratio

	Consolidated Group		Parent Company
	9/2005	12/2004	9/2005	12/2004
Total	15.6%	16.3%	15.6%	16.3%
Of which:
Tier-1 ratio	9.5%	10.2%	9.6%	10.3%
Tier-2 ratio	6.1%	6.1%	6.0%	6.0%
Of which:
Upper Tier-2 ratio	5.0%	4.9%	4.9%	4.8%
Lower Tier-2 ratio	1.1%	1.2%	1.1%	1.2%
Adjusted Total	17.0%	17.9%	17.0%	17.9%
Of which: Adj. Tier-1 ratio	10.9%	11.9%	10.9%	11.9%

IV. Specification of off-balance sheet items (B)

Consolidated Group and Parent Company:

							Book value on-balance sheet
							Related to derivative		Related to derivative
							contracts with positive		contracts with negative
	Of which:						real exposures:		real exposures:
			Positive		Negative		Positive	Negative	Positive	Negative
	Nominal	Converted	real	Potential	real	Weighted	book	book	book	book
	amounts	claims	exposures	exposures	exposures	claims	values	values	values	values
September 30, 2005
Derivative financial contracts:
Currency related agreements	154,729	5,265	2,346	2,919	3,448	1,111	2,420	663	3,624	400
Interest rate related contracts	159,495	1,473	863	610	7,603	325	587	3,105	930	288
Equity related contracts	10,230	1,009	301	708	399	279	—	675	681	4
Commodity related contracts, etc.	2,867	227	3	224	208	114	—	—	—	—
Total derivative contracts	327,321	7,974	3,513	4,461	11,658	1,829	3,007	4,443	5,235	692
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	105	105	—	105	—	—
Undisbursed credits	18,371	9,185	—	9,185	—	833
Total	345,797	17,264	3,513	13,751	11,658	2,662

December 31, 2004
Derivative financial contracts:
Currency related agreements	113,687	3,746	908	2,838	7,399	763	827	2,300	4,022	3,167
Interest rate related contracts	124,437	1,018	641	377	6,799	225	129	3,113	1,068	64
Equity related contracts	45,199	4,037	629	3,408	1,008	842	18	556	575	8
Commodity related contracts, etc.	2,499	198	4	194	177	98	—	—	—	—
Total derivative contracts	285,822	8,999	2,182	6,817	15,383	1,928	974	5,969	5,665	3,239
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	98	98	—	98	—	—
Undisbursed credits	16,353	8,176	—	8,176	—	963
Total	302,273	17,273	2,182	15,091	15,383	2,891

(A)     The capital base includes the profit for the nine-month period ended September 30, 2005. Tier-2 capital in the form of non-perpetual, subordinated loan amounting to EUR 50 million maturing June 21, 2010, has been redeemed and replaced by a similar transaction maturing June 30, 2015.

(B)     In accordance with SEK’s policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

COUNTERPARTY RISK EXPOSURES

(Skr billion)

					Credits & Interest-				Derivatives,
	Total				bearing securities				Undisbursed credits, etc.
Consolidated Group and Parent Company:	September 30, 2005		December 31, 2004		September 30 2005		December 31, 2004		September 30, 2005		December 31, 2004
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
States	32.8	16	25.4	15	25.5	13	19.4	13	7.3	42	6.0	35
Municipalities	13.7	7	10.5	6	13.2	8	10.1	7	0.5	3	0.4	2
Mortgage institutions	8.3	4	4.3	3	8.3	4	4.3	3	—	—	—	—
Banks	97.3	47	77.1	46	91.2	48	71.5	47	6.1	36	5.6	33
Other credit institutions	38.0	18	35.7	21	35.4	19	31.2	21	2.6	15	4.5	26
Corporations	15.4	8	14.9	9	14.7	8	14.2	9	0.7	4	0.7	4
Total	205.5	100	167.9	100	188.3	100	150.7	100	17.2	100	17.2	100

NOTES

Accounting principles:  The accounting principles described in SEK’s Annual Report for the year 2004 have been applied unchanged.

Implementation of International Financial Reporting Standards: According to an EU regulation, the consolidated accounts of companies with listed debt or equity instruments in a regulated market in the EU should be prepared in conformity with the International Financial Reporting Standards (IFRS) that have been endorsed for application in the EU from January 1, 2005. However, according to article 9 of the regulation, EU member states may decide that companies that have issued listed debt securities but not issued listed equity instruments in a regulated market in the EU may start the application of IFRS from January 1, 2007. The Swedish legislation implementing the EU-regulation includes this option, and since SEK has issued listed debt securities but not issued listed equity instruments in a regulated market in the EU, the application of IFRS will not be compulsory for SEK until January 1, 2007.

SEK has identified the accounting rules for financial instruments that are contained in IAS 39 and IAS 32 (and when endorsed by EU IFRS 7) as the area where the implementation of IFRS will have the highest impact compared to present accounting policies. Specifically, the detailed rules for hedge accounting in IAS 39 will create the most significant changes to SEK’s present accounting policies. The present rules for hedge accounting according to Swedish GAAP differ significantly from the rules in IAS 39.

An internal conversion project for applying IFRS has been in progress since 2004.  As the rules contained in IAS 39 have continued to develop during 2005, no final assessment has been made. SEK is carefully monitoring current developments within IASB and the legislative bodies. The conversion project is evaluating which methods for hedge accounting or other accounting treatment that may be used in accordance with IAS 39 would best present a true and fair view of SEK’s hedging activities.

The main conversion activities in SEK that are related to the application of IAS 39 are (a) evaluating the different alternatives for hedge accounting within IAS 39, (b) classifying assets and liabilities in different accounting categories, and (c) preparing administrative systems for the new accounting requirements.

With regards to accounting for economical hedges according to IAS 39, one of the two alternatives available to SEK is to apply Fair Value Hedge Accounting (FVHA) on transactions where a derivative is hedging a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative can also be hedging foreign exchange risk or credit risk. The other alternative is to irrevocably designate at initial recognition fixed interest rate assets and liabilities which are hedged by derivatives as instruments at fair value through profit or loss (Fair Value Option, FVO). FVO for financial liabilities is expected to be endorsed for application in the EU before the end of 2005, whereas the option is already available for financial assets.

There are disadvantages with both alternatives, with regards to the ability to show a true and fair view of the economic effect of the hedging activities. FVHA is complicated to apply on all hedges, especially on hedges including compound derivatives hedging both interest rate and foreign exchange risk at the same time. Furthermore, hedge documentation and effectiveness testing is subject to detailed rules which for some transactions might lead to an inability to apply hedge accounting. This could result in measuring hedging instruments (derivatives) at fair value and hedged items at amortized costs which will have a misleading effect on profit or loss and equity. FVO, on the other hand, requires measurement of full fair value on hedged items, meaning that credit spread volatility in, for example, the loan portfolio and on issued debt would affect profit or loss. This could under certain circumstances cause substantial volatility in profit or loss not relevant for the underlying business. Furthermore, FVO can only be applied at initial recognition, which could in certain cases be a major disadvantage.

Once SEK has chosen a preliminary direction, it will need to classify all financial transactions in appropriate accounting categories. For the financial assets, there are mainly four categories available: financial assets at fair value through profit or loss; available for sale; loans and receivables; and held-to-maturity. For the liabilities there are only two categories: financial liabilities at fair value through profit or loss; and other financial liabilities. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss. With regard to financial assets, the category loans and receivables will be a main category for SEK. However, securities quoted on an active market can not be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, will probably be classified as either available for sale or as financial assets at fair value through profit or loss. As for financial liabilities, a major part will be classified as other liabilities and if appropriate subject to FVHA, otherwise classified as financial liabilities at fair value through profit or loss.

Note 1.  Reported amounts of taxes for the nine-month period ended September 30 represent profits before appropriation multiplied by the standard tax rate (28%), and, as from 2005, due to new tax regulation, with the addition of certain tax costs related to the holding of untaxed reserves. No allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

Note 2.  Represents credits granted against documentation in the form of interest-bearing securities.

Note 3.  In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with a principal or interest that is more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 0.0 million (y-e: 0.0). The principal amount not past due on such credits was Skr 0.0 million (y-e: 0.0).

Note 4.  The amount of total assets at period-end, Skr 205.4 billion, was approximately Skr 10.2 billion higher than it would have been if the currency exchange rates as of December 31, 2004, had been unchanged.

Note 5.  Earnings per share: Net profit for the period divided by the number of shares.

Stockholm, November 1, 2005

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Peter Yngwe

President

Auditors’ Review Report

We have reviewed the interim report for the nine-month period ended September 30, 2005, in accordance with Swedish generally accepted standards for such reviews. A review is significantly less in scope than an examination in accordance with generally accepted auditing standards. During our review nothing came to our attention to indicate that the interim report does not comply with the requirements of the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, November 1, 2005

Gunnar Abrahamson

Per Bergman

Curt Öberg

Authorized Public	Authorized Public	Authorized Public
Accountant	Accountant	Accountant
(Appointed by the		(Appointed by the
Swedish Financial		Swedish National
Supervisory Authority)		Audit Office)

References herein to “Skr” pertain to Swedish kronor.

The exchange rate on September 30, 2005, was Skr 7.78 per US dollar (September 30, 2004: 7.355; December 31, 2004: 6.6125).

Amounts stated herein relate to September 30 or December 31, in the case of positions, and the nine-month period ended September 30 or the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.

Amounts within parenthesis relate to the same date, in the case of positions, and to the same period, in the case of flows, for the preceding year, unless otherwise indicated.

References herein to “credits” pertain to credits as defined under the “old format”, unless otherwise indicated.

This Interim Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs, expectations and intentions.  Forward-looking statements are based on current plans, estimates and projections.  Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events.  Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company’s control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, changes in general economic and business conditions, especially in Sweden, changes and volatility in currency exchange and interest rates; and changes in government policy and regulations and in political and social conditions.

AB Svensk Exportkredit/Swedish Export Credit Corporation (publ)
Postal address:	Street address:	Telephone:	Corp. Id. No.: 556084-0315
P.O. Box 16368	Västra Trädgårdsgatan 11 B	+46 8 613 83 00	www.sek.se
SE-103 27 Stockholm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 1, 2005

AB Svensk Exportkredit
(Swedish Export Credit Corporation)

	By:	/s/ PETER YNGWE
Peter Yngwe, President